  Exhibit 99.11

CONSENT

To:
United States Securities and Exchange Commission

Re:
Auryn Resources Inc. (the “Company”)

Annual Report on Form 40-F

Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2018 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2018 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2018 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

●
Technical report entitled “Technical Report on the Sombrero Project, Ayacucho Department, Peru” dated and effective March 1, 2019;

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF and the MD&A.

Dated the 26th day of March, 2019.

Sincerely,

Signed “Andrew Turner”

ANDREW TURNER, B.Sc., P. Geol